UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from <> to <>

Commission file number: 0-20167

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mackinac Financial Corporation 401(k) Plan

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mackinac Financial Corporation

130 South Cedar Street

Manistique, MI 49854

Mackinac Financial Corporation 401(k) Plan

Financial Report

December 31, 2011

Mackinac Financial Corporation 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Mackinac Financial Corporation 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Mackinac Financial Corporation 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2011 and 2010 and the changes in net assets for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante Moran, PLLC
Auburn Hills, Michigan
June 25, 2012

Mackinac Financial Corporation 401(k) Plan

Statement of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Participant-directed investments:
Money market fund	$1,461	$1,465
Pooled separate accounts	2,667,268	2,600,908
Mackinac Financial Corporation stock	109,880	94,682
Total participant-directed investments	2,778,609	2,697,055
Participant notes receivable	169,007	142,011
Contributions receivable	126,255	113,364
Net Assets Available for Benefits	$3,073,871	$2,952,430

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to Net Assets
Contributions:
Employee	$246,037
Employer	125,615
Rollovers	3,067
Total contributions	374,719
Investment income (loss):
Net depreciation in fair value of pooled separate accounts	(112,373)
Net appreciation in Mackinac Financial Corporation stock	21,065
Total investment gain	(91,308)
Total additions - net	290,896
Interest on participant notes receivable	7,485
Deductions from Net Assets - Benefits paid directly to participants or beneficiaries	(169,455)
Net increase	121,441
Net Assets Available for Benefits
Beginning of year	2,952,430
End of year	$3,073,871

See Notes to Financial Statements

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Plan Description

The following description of the Mackinac Financial Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all employees of Mackinac Financial Corporation (the “Corporation”) who have completed three months of service and are age 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may elect to have up to 80 percent of their annual compensation contributed on their behalf as an elective deferral.  Amounts contributed are deducted from gross wages for each payroll period and deposited with John Hancock Life Insurance Company or Keefe, Bruyette & Woods, Inc., the Plan’s investment custodians.  The Plan invests in whole shares of the Corporation’s stock generally on the last business day of each month.  The contributions used to purchase whole shares of Corporation stock are held in a cash account until the Plan’s next purchase of whole shares of Corporation stock.  Cash dividends, if any, on Corporation stock will be reinvested in accordance with the participant’s investment election.  Stock dividends, if any, on Corporation stock will be reinvested in Corporation stock unless specifically elected otherwise in writing.

Mackinac Financial Corporation may make a matching contribution equal to a discretionary percentage of the amount of each participant’s elective deferral, not to exceed 5 percent of a participant’s compensation.  Participants that achieve 1,000 hours of service during the plan year and are employed at the Corporation on the last day of the plan year are eligible for the matching contribution.  For the year ended December 31, 2011, the board of directors elected to contribute, as a matching contribution, 3 percent of a participant’s compensation.  The Corporation has the option of making an additional discretionary contribution based on compensation which is determined by its board of directors.  There were no additional discretionary contributions made in 2011.  The Corporation can automatically direct that up to 25 percent of the discretionary match be invested in Corporation stock, and participants may modify this direction of investments subsequently without restriction.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Plan Description (continued)

Participant Accounts - Each participant’s account is credited with the participant’s contribution(s), allocations of the Corporation’s contributions, and plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participants’ compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan, including an option to invest up to 25 percent of the participant’s account balance in Corporation stock.

Vesting - Participants are immediately 100 percent vested in employee salary and rollover contributions and any income or loss thereon. Vesting in the Corporation’s discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service.  For vesting purposes, a year of service is defined as a plan year during which an employee has been credited with at least 1,000 hours of service.  Participants vest in discretionary contributions 100 percent after three years of service.

Participant Notes Receivable - Participants may borrow from their accounts subject to certain maximum and minimum amounts as prescribed in the Plan and in the Internal Revenue Code.  Participant notes receivable are collateralized by the participant’s account balance and bear interest at a rate charged for similar loans by lending institutions as determined by the plan administrator.

Benefit Payments - Upon termination of employment, the participant or, in the case of death, the surviving spouse can elect to receive the participant’s account balance in a single lump sum or in various installment annuities not to exceed 15 years or the life expectancy of the participant.  If the account is invested in Corporation stock, the participant may elect to receive an “in kind” distribution of whole shares.

Hardship Withdrawals - Participants may request that all or a portion of their account be distributed in the case of severe financial hardship, as defined in the plan document.  The Corporation must approve any such hardship withdrawals.

Forfeitures - If a participant is not fully vested on his or her termination date, the nonvested amount of the account is forfeited.  Forfeitures are used to reduce future Corporation contributions or to pay administrative expenses of the Plan.

Termination - While it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan agreement and ERISA.  Upon termination of the Plan, participants become 100 percent vested in their account balances.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 1 - Plan Description (continued)

Party-in-interest Transactions - Certain plan assets are in investment funds managed by John Hancock Life Insurance Company or its affiliates.  John Hancock Life Insurance Company (U.S.A.) is the custodian of the Plan; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.  Participants can elect to invest in Mackinac Financial Corporation stock. Mackinac Financial Corporation is the plan sponsor; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account.  The Plan trustee is required to vote shares of common stock that have been allocated to participants but for which the trustee received no voting instructions in the same manner and in the same proportion as the shares for which the plan trustee received timely voting instructions.

Note 2 - Summary of Significant Accounting Policies

Benefit Payments — Benefit distributions are recorded when paid.

Administrative Expenses - Various administrative costs are paid by the Corporation and were negligible in 2011 and 2010.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation - The Plan’s investments are stated at fair value. Investments in pooled separate accounts are stated at fair value, based on the fair value of the underlying assets.  Money market funds are valued at cost, which approximates fair value.  The fair value of company stock is based on quoted market price.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 2 - Summary of Significant Accounting Policies (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  See Note 7 — Fair Value for additional information.

Note 3 — New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The standard clarifies existing fair value measurement and disclosure requirements and changes existing principles and disclosure guidance. Clarifications were made to the relevancy of the highest and best use valuation concept and measurement of an instrument classified in an entity’s shareholder’s equity. Changes to existing principles and disclosures included measurement of financial instruments managed within a portfolio, the application of premiums and discounts in fair value measurement, and additional disclosures related to fair value measurements. The updated guidance and requirements are effective for financial statements issued for the first annual period beginning after December 15, 2011. The adoption of this standard is not expected to have a material effect on the Plan’s financial statements.

Note 4 - Investments

Significant investments of end of year net assets are as follows:

	2011	2010
Pooled separate accounts:
JH Lifestyle Balanced	$492,411	$477,744
JH Lifestyle Growth	456,065	444,024
JH Lifestyle Aggressive	388,423	371,990
Retirement Living 2025	289,502	284,261

Note 5 - Tax Status

The Plan, as adopted, is a volume submitter plan, which does not require an application for a determination letter from the Internal Revenue Code (IRC).  The volume submitter plan received a favorable notification letter from the IRC dated March 31, 2008.  Although, the Plan has been amended since receiving the determination letter, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 5 - Tax Status (continued)

In accordance with guidance on accounting for uncertainty in income taxes, management has evaluated the Plan’s position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.  The Plan administrator believes it is no longer subject to tax examinations for years prior to 2008.

Note 6 — Employer Contribution

For the 2011 plan year, Mackinac Financial Corporation made an employer contribution to the Plan of approximately $126,000.  Mackinac Financial Corporation utilizes plan forfeitures toward the total contribution to the Plan.  For 2011, the amount utilized was approximately $1,000.

Note 7 — Fair Value

Accounting standards require certain assets be reported at fair value in on the financial statements and provides a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.  These level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Mackinac Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Note 7 — Fair Value (continued)

The following tables represent the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2011 and 2010:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2011

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2011
Assets
Money market fund	$1,461	$—		$1,461
Pooled separate accounts
Balanced asset funds (1)	—	2,081,867	—	2,081,867
Equity funds (2)	—	277,510	—	277,510
International funds (2)	—	119,486	—	119,486
Sector funds (2)	—	77,666	—	77,666
Fixed income funds (3)	—	35,172	—	35,172
Hybrid funds (3)	—	30,016	—	30,016
Short term investment (4)	—	45,551	—	45,551
Mackinac Financial Corporation stock	109,880	—	—	109,880
Total assets	$111,341	$2,667,268	$—	$2,778,609

Assets Measured at Fair Value on a Recurring Basis at December 31, 2010

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2010
Assets
Money market fund	$1,465	$—	$—	$1,465
Pooled separate accounts
Balanced asset funds (1)	—	1,982,165	—	1,982,165
Equity funds (2)	—	224,623	—	224,623
International funds (2)	—	123,862	—	123,862
Sector funds (2)	—	95,892	—	95,892
Fixed income funds (3)	—	87,123	—	87,123
Hybrid funds (3)	—	12,468	—	12,468
Short term investment (4)	—	74,775	—	74,775
Mackinac Financial Corporation stock	94,682	—	—	94,682
Total assets	$96,147	$2,600,908	$—	$2,697,055

(1) This class represents investments in an actively managed pooled separate account fund that invests primarily in both equity and debt securities. The investments may include common stock, corporate bonds, interest rate swaps, options and futures. Investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(2) This class represents investments in an actively managed pooled separate account fund that invests primarily in equity secutities which may include common stocks, options and futures. The investments are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(3) This class represents investments in actively management pooled separate accounts with investments in a variety of fixed income investments which may include corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures. Investments are valued at the net asset value per share multiplied by the number of shares held as of the investment date.

(4) Short term investments are valued at $1.00/unit, which approximates fair value. Amounts are generally invested in actively managed pooled separate accounts or interest bearing accounts.

Mackinac Financial Corporation 401(k) Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Line 4i

EIN 38-2062816, Plan No. 004

December 31, 2011

Identity of Issuer	Description of Investment	Cost		Current Value
Bank of New York Mellon Corporation	Money market fund - Prime Cash Series	*		$1,461
John Hancock Life Insurance Company (U.S.A.)	Pooled separate accounts:
	JH Retirement Living 2010	*	%	35
	JH Retirement Living 2040	*	%	51,728
	JH Lifestyle Aggressive	*	%	388,423
	JH DFA International Value	*	%	17,028
	JH Small Cap Value Index	*	%	2,519
	Total Bank Market	*		4,658
	Oppenheimer International Bond Fund	*		1,928
	BlackRock Global Allocation Fund	*		1,216
	Small Company Value Fund	*		21,023
	International Opportunity Fund	*	%	14,824
	JH Retirement Living 2015	*	%	40,753
	JH Retirement Living 2020	*	%	52,825
	JH Retirement Living 2025	*	%	289,502
	JH Retirement Living 2030	*	%	106,637
	JH Retirement Living 2035	*	%	79,343
	JH Retirement Living 2045	*	%	46,139
	JH Lifestyle Conservative	*	%	40,424
	JH Lifestyle Moderate	*	%	37,582
	JH Lifestyle Balanced	*	%	492,411
	JH Lifestyle Growth	*	%	456,065
	Templeton Global Bond Fund	*	%	12,809
	JH American Funds Am Balanced	*	%	8,464
	JH American Funds Wash Mutual	*	%	6,377
	Federated High Yield Fund	*		2,400
	Explorer Fund	*		7,028
	JH Davis New York Venture	*	%	47,317
	JH Mutual Beacon	*	%	20,870
	JH Mutual Discovery	*	%	25,056
	PIMCO All Asset Fund	*	%	12,565
	JH MFS Utilities	*	%	19,167
	JH Domini Social Equity	*	%	811
	The Income Fund of America	*	%	802
	Blue Chip Growth Fund	*		11,187
	JH American Funds Growth Fund	*	%	27,010
	American Balanced Fund	*	%	592
	PIMCO Global Bond Fund	*	%	531
	T. Rowe Price Equity Income Fund	*	%	12,723
	Fidelity Contra Fund	*	%	1,151
	Investment Company of America	*	%	1,246

Schedule 1

1

Mackinac Financial Corporation 401(k) Plan

Schedule of Assets Held at End of Year (Continued)

Form 5500, Schedule H, Line 4i

EIN 38-2062816, Plan No. 004

December 31, 2011

Identity of Issuer	Description of Investment	Cost		Current Value
	JH Templeton World	*	%	$12,469
	New Perspective Fund	*	%	2,684
	Oppenheimer Global Fund	*	%	597
	JH American Funds EuroPacific	*	%	25,518
	Aston Fairpointe Mid Cap	*	%	18,648
	JH Bridgeway Ultra-Small Co	*	%	780
	JH DFA Emerging Markets Value	*	%	15,072
	American Century Heritage Fund	*	%	1,120
	American Fundamental Holdings Fund	*		915
	Money Market Fund	*		45,551
	Real Estate Securities Fund	*		7,760
	High Yield Fund	*		17,504
	Large Cap Fund	*		1,836
	Value Fund	*		12,874
	DFA US Small Cap Fund	*		3,508
	Small Cap Value Fund	*		19,228
	Keeley Small Cap Value Fund	*		1,520
	Intl Equity Index Fund	*		8,922
	Natural Resources Fund	*		13,880
	Mid Cap Stock Fund	*		1,799
	Small Cap Index Fund	*		3,581
	Fidelity Advisor Gold	*		1,022
	Equity Inc	*		12,792
	All Cap Value	*		18,795
	Small Opportunity	*		18,926
	All Cap Opportunity	*		961
	Financial	*		14,497
	Small Cap Tech	*	%	21,340
Mackinac Financial Corporation	Corporation stock - Mackinac Financial Corporation stock	*	%	109,880
Participants	Participant notes receivable bearing interest rates ranging from 4.25 percent to 9.25 percent	—		169,006
	Total			$2,947,616

*	Cost information not required
%	Party-in-interest

Schedule 1

2

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mackinac Financial Corporation 401(k) Plan

Date: June 25, 2012	By:	/s/ Ernie R. Krueger
	Name:	Ernie R. Krueger
	Title:	Executive Vice President, Chief Financial Officer
Mackinac Financial Corporation

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-150313) on Form S-8 of Mackinac Financial Corporation 401(k) Plan of our report dated June 25, 2012, with respect to the statements of net assets available for benefits of Mackinac Financial Corporation 401(k) Plan as of December 31, 2011 and 2010 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011 and the schedule of assets held at end of year as of December 31, 2011 which report appears in the December 31, 2011 annual report on Form 11-K of Mackinac Financial Corporation 401(k) Plan.

/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 25, 2012